Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

September 8, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Karen J. Garnett

Re:	New GGP, Inc.
Registration Statement on Form S-11
Filed July 15, 2010
File No. 333-168111

Dear Ms. Garnett:

                On behalf of our client, New GGP, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-11 (the “Registration Statement”) of the Company (File No. 333-168111), together with certain exhibits thereto.

                Set forth below in bold are each of the comments in the Staff’s letter of August 19, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

General

1.                                      Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

The Company will supplementally provide the Staff with copies of all graphics, maps, photographs and related captions or other artwork, including logos, it intends to use in the prospectus as soon as they are available.

2.                                      Please provide us with highlighted copies of any study or report that you cite or on which you rely.  Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies.  Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

The Company has supplementally provided with the paper copy of this letter highlighted copies of reports and studies cited in the Amendment or relied upon in the preparation of the Amendment, including those reports or studies prepared by the United States Congressional Budget Office, the U.S. Census Bureau, the Bureau of Labor Statistics, the Institute for Supply Management, the Federal Reserve Board, Standard & Poor’s, the Bureau of Economic Analysis and Thomson Reuters/The University of Michigan.

The Company confirms that all of the reports and studies cited in the Amendment or relied upon in the preparation of the Amendment are publicly available.  In addition, the Company confirms that none of the reports or studies were prepared for the Company, and the Company did not compensate any of the parties that prepared these reports and studies.

3.                                      The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand you offering.  For example purposes only, we note the following:

•                  “first to market stores,” page 4;

•                  “occupancy costs,” page 7;

•                  “minimum rent,” page 18;

•                  “subject to compromise,” page 95;

•                  “re-leasing spreads,” page 118;

•                  “plan recovery metrics,” page 151; and

•                  “pari passu,” page 163.

Please revise your document and replace technical jargon with descriptions so that an ordinary investor can better understand your disclosure.  Instead of using industry jargon, explain these concepts in concrete, everyday language.  If you must use industry-specific terms, please explain the meaning of the terms the first time they are used.

The Company has revised the disclosure throughout the prospectus to replace jargon and technical terms with plain English, and the Company has provided the meanings of industry-specific terms where appropriate.  See e.g., pages 130, 5, 17, 19, 135, 168-169, 180, 182, 184.

4.                                      Please revise to provide a discussion of dilution, as required by Item 506 of Regulation S-K, or tell us why you believe the additional disclosure is not applicable.

The Company has added disclosure on pages 68-69 to include a discussion of dilution consistent with the requirements of Item 506 of Regulation S-K.

Prospectus Cover Page

5.                                      Please confirm that your prospectus cover will fit on a single page.  Please refer to Item 501(b) of Regulation S-K.

The Company confirms that the prospectus cover will fit on a single page, as required by Item 501(b) of Regulation S-K.

6.                                      The prospectus summary should immediately follow the prospectus cover page and table of contents.  Please relocate the other disclosure that currently appears before your summary to a more appropriate location of the prospectus.

The Company has moved the disclosure previously located after the table of contents and before the summary in the sections titled “Use of Non-GAAP Measures” (see pages 17-21) and “Cautionary Statement Regarding Forwarding-Looking Statements” (see page 41) and deleted the sections titled “Glossary of Certain Defined Terms” and “Market Information” in connection with comments 7 and 8.

The Company believes that the disclosure contained in the section titled “Explanatory Note” provides critical preliminary information for potential investors relating to the structure of the Company and General Growth Properties Inc. (“Existing GGP”), Existing GGP’s pending bankruptcy and funding for its plan of reorganization, which includes the offering of mandatorily exchangeable notes.  As a result, the Company believes that this information should be located prior to the summary section of the prospectus to enable the reader to understand the disclosure in the prospectus that follows.  In response to the Staff’s comment, the Company has revised the disclosure in the “Explanatory Note” to delete the information the Company believes is not necessary for the reader to understand the disclosure that follows.

Market Information, page ix

7.                                      We note the statement that market information included in your prospectus could prove inaccurate.  This disclaimer is not appropriate because the issuer is responsible for all of the disclosure included in the prospectus.  Please revise to remove the disclaimer.

The Company has removed the disclaimer relating to market information.

Prospectus Summary, page 1

8.                                      We note that you have provided a glossary of defined terms.  In addition to the glossary, please ensure that each term is defined or described the first time you use it in the prospectus.

The Company has revised the disclosure to remove the glossary and instead defined terms where first used in the prospectus.  See e.g., pages 1 and 2 of the prospectus.

9.                                      Your summary currently contains a lengthy description of your business, competitive strengths, and business strategy.  Further, we note the identical disclosure appears later in your prospectus.  In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language.  The summary should not include a lengthy description of the company’s business, competitive strengths, and business strategy.  This detailed information is better suited for the body of the prospectus.  If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point.  See Item 503(a) of Regulation S-K.

The Company has revised the prospectus summary on pages 1-9.  Specifically, the Company has deleted a significant amount of detail in the summary relating to the Company’s business, competitive strengths and business strategy and has used bullet points to set off and highlight key aspects of this disclosure.

Our Business, page 2

10.                               We note that you present Mall and Other Rental NOI for the year ended December 31, 2009, which excludes certain properties.  Please additionally reconcile this amount to NOI presented on page 19.

The Company has revised the disclosure on page 2 to reconcile Mall and Other Rental NOI to NOI presented on page 17.

Our Other Rental Properties, page 4

11.                               Please disclose the status of any intended sales of your strip shopping centers and stand-alone office buildings and clarify if any of these sales are currently probable.  If any of these sales are probable, please tell us why the sales were not reflected in the pro forma financial statements or within the audited financial statements.

The Company respectfully advises the Staff that while the Company desires to opportunistically sell its strip shopping centers and stand-alone office buildings in the future, no sales are currently probable.  Accordingly, none of these desired sales have been reflected in the pro forma financial statements or within the audited financial statements.  The Company has revised the disclosure on pages 3 and 129 to reflect the current circumstances to clarify the status of the desired sale of these properties.

Competitive Strengths, page 4

12.                               We note that the disclosure under the subheading “Restructured, Flexible Balance Sheet” and on page 5 under “Business Strategy” describes various debt levels, maturities, and ratios that you expect to achieve upon consummation of the Plan.  Please balance this disclosure with a description of current amounts.

The Company has revised the disclosure on page 4 to provide a description of Existing GGP’s outstanding indebtedness and ratio of net debt to Adjusted EBITDA as of December 31, 2010.  The Company has not provided the percentage of indebtedness as of June 30, 2010 with maturity dates prior to 2013 since all of Existing GGP’s outstanding debt was accelerated in connection with its bankruptcy filing, and therefore, the Company does not believe such disclosure would provide a meaningful comparison.

Funding of the Plan, page 9

13.                               Please revise to clarify the amount that will be needed to fund distributions to be made pursuant to the Plan.

The Company has revised the disclosure on page 7 to clarify the amount that will be needed to fund distributions made pursuant to the Plan.

14.                               Refer to the first full paragraph on page 11.  We note that one condition to the mandatory exchange of notes is the closing under the investment agreement with Brookfield Investor.  Please revise to clarify whether the closing of investment agreements with the other plan sponsors is also a condition.  If not, please describe the impact on the Plan if you do not close on the investment agreements with all plan sponsors.  Also, please revise to clarify the effect on note holders if these conditions are not satisfied.

The Company has revised the disclosure on page 8 to clarify that the closing of the investment agreements with Fairholme and Pershing Square, the plan sponsors other than Brookfield Investor, is not a condition to the mandatory exchange of notes.  The Company has added language to the disclosure on page 8 to describe the impact on the Plan if the Company does not close on the investment agreements with all plan sponsors and the effect on note holders if these conditions are not satisfied.

15.                               We note your disclosure on page 11 that you intend to enter into a revolving credit facility providing for loans that will not be used to consummate the plan of reorganization.  Please tell us whether entrance into this credit facility is part of your plan of reorganization and whether it is a condition to your investment agreements.

The Company respectfully advises the Staff that its entry into a revolving credit facility is not part of its plan of reorganization, and it is not a condition to its investment agreements with the plan sponsors.  The Company has added disclosure to this effect on pages 9 and 55.

Corporate Structure, page 13

16.                               Please revise the chart on page 13 to reflect Spinco or tell us why you believe Spinco is not relevant to the corporate structure contemplated by the Plan.

The Company respectfully advises the Staff that the Company believes that Spinco is not relevant to the corporate structure contemplated by the Plan, because at emergence Spinco will be a separate public company.  The Company will not retain any ownership interest in Spinco.  The Company believes that the prospectus includes sufficient information about Spinco and the post-emergence relationship between the Company and Spinco to obviate the need for an additional reference to Spinco in the structure chart.

17.                               We note that footnote 1 to your chart states that the public includes stockholders of Existing GGP and purchasers of your notes.  Please revise to explain how the stockholders of Existing GGP will obtain their shares of New GGP.

The Company has revised the disclosure on page 11 to clarify that stockholders of Existing GGP will obtain shares of New GGP pursuant to the Plan.

Risk Factors, page 22

18.                               Each risk factor should present only one discreet risk.  We note that several of your risk factors contain multiple risks and therefore, they should be revised to present each separate risk under its own subheading.  For example only, we note the following risk factors:

•                  Economic conditions, especially in the retail sector may have an adverse effect…, page 22;

•                  We invest primarily in regional malls and other properties..., page 23;

•                  The Bankruptcy Court may not confirm the Plan, and if the Plan is confirmed..., page 29; and

•                  Existing GGP’s stock price historically has been, and the trading prices of the notes and shares of our common stock..., page 38.

The Company has revised the disclosure on pages 22, 23, 29 and 38 to provide subheadings for each of the separate risks presented in the risk factors.  Please note that the text of the risks remain substantially the same except as noted in response to comment 44.

Our debt contains restrictions and covenants, page 33

19.                               Please revise this risk factor subheading to provide more detail about the risk being described.

The Company has revised the disclosure on page 33 to provide more detail in the risk factor subheading about the risk being described.

Plan of Reorganization, page 41

20.                               Please indicate when you expect the Plan of Reorganization to become effective and describe any material conditions that remain open.

The Company has revised the disclosure on page 43 to indicate that the Company anticipates that the Plan will become effective in the fourth quarter of 2010, and the Company has revised the disclosure on page 61 to indicate that all such conditions remain open.

21.                               Please revise to provide a description of the spin-off transaction or tell us why you believe it should not be disclosed as part of the Plan of Reorganization.

The Company has revised the disclosure on page 44 to describe the distribution of assets to Spinco.

Investment Agreements with the Plan Sponsors, page 42

22.                               We note that the Plan Sponsors have agreed to provide a $1.5 billion backstop commitment for debt of New GGP.  Please revise to clarify whether this refers to the current registered debt offering or a subsequent debt offering by New GGP.  If the latter, please tell us whether the offering will be registered or the exemption from registration that you will rely on.

The Company has revised the disclosure on page 44 to clarify that the backstop commitment for debt of New GGP refers to additional indebtedness, which could consist of loans, bonds or preferred stock.  If the backstop commitment was funded with bonds or preferred stock, such securities would be issued in reliance upon the exemption provided by section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Spinco Rights Offering, page 43

23.                               Please revise to clarify whether the Spinco rights offering will be registered under the Securities Act.  If you are relying on an exemption from registration, please disclose the exemption and explain the factual basis for relying on the exemption.  Similarly, please tell us the exemption from registration that you will rely on for a New GGP equity rights offering, for which the Plan Sponsors have provided a $500 million backstop, or disclose that this will be a registered offering.

The Company respectfully advises the Staff that the Investment Agreements were amended and restated on August 2, 2010, and the Investment Agreements no longer contemplate a Spinco rights offering.  In lieu of the rights offering, the Plan Sponsors have agreed to purchase at closing the entire $250 million of Spinco shares to be sold for cash in connection with the Plan.  Such shares will be issued to the Plan Sponsors in reliance upon the exemption provided by Section 4(2) of the Securities Act.  The Company has revised the disclosure on pages 44-46 to reflect the revised terms of the Investment Agreements.

The Company respectfully advises the Staff that it does not anticipate pursuing a New GGP equity rights offering as the notice period to receive the backstop commitment has expired.  The Company has removed the disclosure on pages iii, 44 and II-2 relating to the backstop commitment for the New GGP equity rights offering.

Conditions to Investment Agreements, page 44

24.                               We note disclosure on pages 11 and 51 indicating that you expect to enter into a new $1.5 billion secured term loan to fund a portion of the Plan.  Please tell us whether obtaining this loan is a condition to the investment agreements.  If so, please revise to disclose the condition.

The Company respectfully advises the Staff that the commitment it expects to obtain for a $1.5 billion secured term loan is not a condition to the investment agreements.  In addition, the Company has revised the disclosure on page 55 to reflect that it no longer intends to enter into the $1.5 billion term loan, but will now obtain a $1.5 billion term loan commitment to be entered into only if reinstatement of the Rouse notes pursuant to the Plan is not permitted.

25.                               Several of your bullet points are dense and difficult to follow because you provide lists of information embedded in the text and you use parenthetical phrases that disrupt the flow of information.  As a result, investors may have to read these bullet points several times to understand the disclosure.  For example, we note the last bullet point on page 45, the two bullet points on page 46, and the first bullet point on page 47.  Rather than including these lists in the paragraph, break them out into bullet points, with one bullet point for each list item.  Reduce your use of parenthetical phrases by including these concepts in separate sentences.

The Company has revised the disclosure on pages 46-54 to break out the descriptions into bullet points and to reduce the use of parenthetical phrases by including the concepts in separate sentences.

26.                               We note that throughout your registration statement you refer to the Hughes amount as the amount paid to the Hughes heirs pursuant to your Plan of Reorganization.  We also note disclosure in the fourth bullet point on page 47, which refers to the Hughes heirs’ obligations.  Please clarify whether this disclosure is referring to the same obligation.  Revise for consistency throughout.

The Company has revised the disclosure throughout the prospectus to eliminate the definition of the Hughes Amount and instead refer to amounts paid in respect of the Hughes heirs obligations throughout the prospectus.

Termination, page 47

27.                               Please revise to discuss the effect on this offering if the Investment Agreement is terminated for any reason.

The Company has revised the disclosure on pages 52-53 to clarify that the offering would be terminated if the investment agreement with the Brookfield Investor is terminated, and the Company would potentially need to find replacement capital if the Pershing Square or Fairholme investment agreements are terminated.

Spinco Note and Indemnity, page 51

28.                               Please revise to provide an explanation of the terms Closing Date Net Debt, Target Net Debt, and the Hughes Amount, as they are used in this context.  These terms appear to be material to an understanding of the Spinco Note and it is not appropriate to refer investors outside of the prospectus for the definitions of these terms.

The Company has revised the disclosure on pages 55-57 to provide an explanation of the terms Closing Date Net Debt, Target Net Debt and the amount paid in respect of the Hughes heirs obligations.

Dividend Policy, page 59

Selected Historical Consolidated Financial Data, page 62

29.                               We note the disclosure of your ratios of earnings to fixed charges on page 63 as well as your description of how you calculated the ratios on page 64.  Please tell us how you have complied with Item 503(d) of Regulation S-K; specifically address your definition of “earnings” used in the ratios as well as your evaluation of the need for disclosure of pro forma ratios.

The Company has revised the footnote disclosure on page 72 to include the definition of “earnings.”  The Company has included pro forma ratios in the Amendment.  See page 71.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 65

30.                               You disclose that the unaudited pro forma condensed consolidated financial information gives effect to several items including the effectiveness of the Plan.  Please clarify if you have included the issuance of warrants provided for in the Investment Agreement as described on page 43 in these statements.

The Company has revised the disclosure on page 82 to clarify the treatment of the warrants in the unaudited pro forma condensed consolidated financial information.

31.                               You disclose that the structure of the Plan Sponsors’ investments will trigger the application of the acquisition method of accounting.  Please expand your disclosure to include a more detailed discussion of how you concluded that you met the criteria for applying the acquisition method of accounting.  Please refer to FASB ASC 852-10-45-19 through 21.

The Company has revised the disclosure on pages 73-74 to include a more detailed discussion of the criteria for applying the acquisition method of accounting.

32.                               Please also expand your disclosure to discuss the amount determined to be the “purchase price,” the method used to determine the “purchase price,” and the significant assumptions you relied upon to determine the amount as well as the sensitivity of those assumptions.  Please refer to FASB ASC 852-10-50-7.

The Company has revised the disclosure on page 74 to expand its discussion of the “purchase price,” including the methods used to determine the “purchase price,” the significant assumptions relied upon and a sensitivity analysis associated with those assumptions.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 68 and 69

33.                               Please revise to include historical basic and diluted per share data based on continuing operations and pro forma basic and diluted per share data on the face of these statements.

The Company has revised the disclosure on pages 78-80 to include the requested historical and pro forma basic and diluted per share data The pro forma data will be included in the prospectus as soon as a range for the exchange price is available.

Notes to Pro Forma Condensed Consolidated Balance Sheet, page 70

Plan Adjustments, page 70

34.                               Please expand this disclosure to explain how you calculated each adjustment by line item in the Plan Adjustments column on the pro forma balance sheet.  Please ensure that you describe the significant assumptions made by management in determining the appropriate amount of the adjustment and any sensitivity of these assumptions.

The Company has revised the disclosure on pages 81-84 to show the calculation of each adjustment by line item in the Plan Adjustments column, including the significant assumptions made and a sensitivity analysis of these assumptions where appropriate.

Acquisition Method of Accounting Adjustments, page 71

35.                               Footnote (3) states that depreciable assets were marked to fair value.  Please expand your disclosure to discuss the methods used to determine fair value and the significant assumptions you relied upon.

The Company has revised the disclosure on pages 75 and 86 to discuss the methods used to determine fair value and the significant assumptions relied upon.

36.                               Please expand your disclosure in footnote (4) to quantify the amounts allocated to the various intangible assets and liabilities.  Also, discuss the methods and significant assumptions used to determine the fair value of these intangible assets.

The Company has revised the disclosure on page 85 to quantify the amounts allocated to various intangible assets and liabilities and to discuss the methods and significant assumptions used to determine the fair value of the various intangible assets.  The Company also revised the overall discussion on the acquisition method of accounting on pages 73-75.

37.                               You disclose that the adjustments discussed in footnote (4) are depreciated or amortized over the estimated useful life or contractual term of the underlying asset or liability.  Please disclose how you considered renewals when determining the amortization periods for above and below market leases.

The Company has revised the disclosure on pages 74-75 to explain its consideration of renewals when determining the amortization periods for above and below market leases and revised the overall discussion on the acquisition method of accounting on page 73-75.

38.                               Please expand your disclosure in footnote (5) to discuss the methods and significant assumptions used to determine fair value of your investments in and loans to/from Unconsolidated Real Estate Affiliates.

The Company has revised the disclosure on page 75 to include a discussion of the methods and significant assumptions used to determine the fair value of investments in and loans to/from Unconsolidated Real Estate Affiliates.

39.                               Please disclose the average estimated market rate used to estimate the fair value of the Existing GGP’s debt separate from the rates already confirmed by the plans of reorganization.  Please disclose the effect on your estimated fair value of any reasonable changes in that estimated market rate assumption.

The Company has revised the disclosure on page 75 to include the average estimated market rate used to estimate the fair value of Existing GGP’s debt and to include the effect on the Company’s estimated fair value of any reasonable changes in that estimated market rate assumption.

Notes to Pro Forma Condensed Consolidated Statements of Operations, page 74

Plan Adjustments, page 74

40.                               You disclose in footnote (1) that you have reversed expenses for strategic initiatives and all reorganization items.  Please tell us your basis in Article 11 of Regulation S-X for reversing expenses related to strategic initiatives since it is not appropriate to eliminate nonrecurring items included in the underlying historical financial statements that are not directly affected by the transactions.  As disclosed on page 21, we note that these expenses are pre-bankruptcy filing restructuring costs related to the design and restructuring of your balance sheet to create a sustainable long-term capital structure and the development of a long-term operational strategy.

The Company has eliminated the adjustment for strategic initiatives.  See pages 99-89.

The Company respectfully advises the Staff that the adjustment to reverse reorganization items was retained because such classification is only permitted for entities in bankruptcy, and the pro forma financial statements assume that all restructuring activities will be completed and that the Debtors will have emerged from bankruptcy as of the Effective Date.

The Company further respectfully advises the Staff that the emergence from bankruptcy and the completion of restructuring activities pursuant to the plan of reorganization are “events directly attributable to the transaction,” which is the subject of the pro forma statements, and adjustment is proper as provided by Regulation S-X, Article 11-02(b).

41.                               We note that you intend to enter into a new $1.5 billion five-year secured term loan to fund a portion of the Plan.  Please disclose the assumed interest rate for this credit facility, the calculation of the adjustment for additional interest rate expense attributable to this facility, and the effect of a .125% plus or minus change in that assumed interest rate.

As described in the Amendment, the Company no longer intends to enter into the $1.5 billion term loan, but will now obtain a $1.5 billion term loan commitment for a facility that would be entered into only if reinstatement of the Rouse notes pursuant to the Plan is not permitted.  The Company has added a sensitivity analysis to quantify potential changes in interest expense in the event that such term loan is entered into in lieu of reinstatement.  See page 88.

Acquisition Method of Accounting Adjustments, page 75

42.                               Please revise your description of the adjustments to provide a calculation of the adjustments that tie directly to the pro forma income statements for the two periods presented.

The Company has revised the disclosure on pages 88-89 to revise its description of the adjustments to provide a calculation of the adjustments that tie directly to the pro forma income statements.

43.                               We note that you included adjustments to reverse the provisions for impairment in the pro forma statements of operations.  Please tell us your basis in Article 11 of Regulation S-X for these adjustments since it is not appropriate to eliminate nonrecurring items included in the underlying historical financial statements that are not directly affected by the transactions.

The Company has revised the disclosure to indicate that the acquisition method of accounting resets the asset carrying value to fair value, and it is likely that no further impairment would be recorded after such reset.  See pages 88-89.

The Company respectfully advises the Staff that because the acquisition method of accounting is applied due to results of the transactions, the reset to fair values is “directly attributable to the transactions,” and therefore, the Company believes that a pro forma adjustment as provided by Regulation S-X, Article 11-02(b) is appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

44.                               We note your disclosure on page 22 that some of your tenants have declared bankruptcy or voluntarily closed certain of their stores.  Please expand your MD&A to specifically discuss how these bankruptcies and closings have affected you and your results of operations.

The Company revised its risk factor disclosure on page 23 to more clearly describe the tenant bankruptcy risk to the Company.  The Company also revised the disclosure on page 93 to include the impact of certain bankruptcies and closings.

Distribution of Spinco, page 77

45.                               Please revise to disclose, if true, that Existing GGP’s distribution of Spinco to its existing shareholders will be exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

The Company has revised the disclosure on page 91 to provide that Existing GGP’s distribution of Spinco to its existing shareholders will be exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

Results of Operations, page 81

46.                               You disclose on pages 82 and 86 that other revenues include gains or losses on dispositions of certain property transactions.  Please tell us your basis for including these gains or losses in revenues.

The Company respectfully advises the Staff that gains and losses on dispositions of certain property transactions are not a recurring source of revenue for the Company.  Land sales (excluding master planned community lot sales) are infrequent, but occur from time to time, and the resulting gains or losses are typically not material to Existing GGP.  Accordingly, Existing GGP has historically included such gains or losses in other income.

Three Months Ended March 31, 2010 and 2009, page 82

Retail and Other Segment, page 82

47.                               We note your explanation for the $3.9 million decrease in minimum rents for the three months ended March 31, 2010 compared to the three months ended March 31, 2009.  Your explanation notes a $7.5 million decrease in base rents, a $4.1 million decrease in temporary rental revenue, and an increase of $3.5 million in termination income.  Please reconcile these amounts to the total decrease and revise accordingly.

The Company acknowledges the Staff’s comment and confirms that management’s discussion and analysis of operations for the three and six months ended June 30, 2010 included in the prospectus describes the major items impacting minimum rents and addresses the variance between periods.

Liquidity and Capital Resources, page 93

48.                               Please clarify footnote 1 to your Contractual Cash Obligations and Commitments table on page 97.  As written, it is unclear how $17.15 billion of long-term debt principal reconciles with the 57,615,187 in total long-term debt principle in your table.

The Company has revised the disclosure on page 114 to clarify footnote 1 to the Contractual Cash Obligations and Commitments table.

Business, page 110

49.                               Please revise to disclose your date of incorporation in Delaware.

The Company has revised the disclosure on page 126 to include that its date of incorporation in Delaware is July 1, 2010.

Other Policies, page 119

50.                               Please provide the disclosure required by Item 12 of Form S-11 for each activity listed in that Item.

The Company has revised the disclosure on page 137 to describe its intention with regard to borrowing money, issuing senior securities, purchasing and selling investments, offering securities in exchange for property, repurchasing and reacquiring its shares or other securities in the future and making annual or other reports to security holders.  In addition, the Company has disclosed that it does not have policies in place with respect to making loans to other persons or investing in the securities of other issuers for the purpose of exercising control, and that the Company does not intend to engage in these activities.

Operating Data, page 138

51.                               Please revise the footnotes to your table so that they correspond with the footnote references within the table.  Also please revise your footnote to define average effective annual rental rate per square foot instead of average annual tenant sales per square foot.

The Company has revised the footnote disclosure on page 155 so that it corresponds with the footnote references within the table.

52.                               We note your disclosure on page 112 that on average, five retailers occupy 10% or more of the rentable square footage in Tier I Malls and six retailers occupy 10% or more of the rentable square footage in Tier II Malls.  Please confirm that no single tenant accounts for more than 10% of your total rentable square footage.  In the alternative, provide the information required by Item 15(b) and (d) of Form S-11.

The Company confirms that no single tenant accounts for more than 10% of the Company’s total rentable square footage.

Management

Board of Directors, page 140

53.                               For each of your directors, please expand your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a director.  See Item 401(e) of Regulation S-K.

The Company has revised the disclosure on pages 157-158 to expand the director biographies to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the individuals should serve as a director.

Compensation Discussion and Analysis

Introduction, page 145

54.                               Please confirm to us that Existing GGP’s NEOs are the same individuals in the same positions as those you have identified as executive officers of New GGP.

The Company confirms that Existing GGP’s NEOs are the same individuals in the same positions with certain exceptions.  The Company has revised its disclosure on page 160 to explain that the Chief Executive Officer, Adam Metz, and the Chief Operating Officer, Thomas Nolan, have agreed to remain in their roles with the Company for up to one year following the completion of Existing GGP’s restructuring, but that New GGP’s post-emergence board of directors is expected to select a long-term management team during the transition period.

In addition, the Company respectfully advises the Staff that in July 2010, New GGP and Existing GGP appointed Steven Douglas as Chief Financial Officer, and that Edmund Hoyt remained as Chief Accounting Officer and Senior Vice President.  Mr. Douglas will be the Chief Financial Officer, and therefore an NEO, of the Company in 2010.  The Company has added description of Mr. Douglas’s compensation arrangements as of the date of his employment at Existing GGP.  See page 175.

Compensation Philosophy and Policies, page 146

55.                               We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

The Company respectfully advises the Staff that the Compensation Committee of Existing GGP determined that the risks arising from Existing GGP’s compensation policies and practices for its employees are not likely to have a material adverse effect on Existing GGP.  Accordingly, the Company has not included disclosure as to such risks, which are only required to be disclosed under Item 402(s) of Regulation S-K to the extent that such risks are reasonably likely to have a material adverse effect.

In reaching this determination, the Compensation Committee of Existing GGP reviewed the design philosophy of Existing GGP’s compensation policies and practices, the performance metrics underlying Existing GGP’s incentive compensation, primarily financial performance and recovery to stakeholders in the bankruptcy, and how such metrics might affect or relate to risk taking by employees.  The Compensation Committee observed that Existing GGP’s financial and other controls would mitigate such risks.

Cash Bonus Awards, page 149

56.                               We note that your compensation committee elected to awards Messrs. Metz and Nolan full discretionary bonuses for 2009 due to success in leading Existing GGP through the restructuring process while maintaining sound operations and performance.  Please describe in greater detail the factors that led to an award of full bonus.  For example, you should discuss how the committee measured success with regard to the restructuring process.  See Item 402(b)(2)(v) of Regulation S-K.

The Company has revised the disclosure on page 166 to describe the factors leading to the award of a full bonus in greater detail.

Modified CVA Plan, page 149

57.                               Please revise to explain in more detail why the Compensation Committee believed it was appropriate for executive officers to receive CVA Plan payouts that would achieve aggregate median market compensation.  It is not clear how the Committee concluded that median compensation would be appropriate in light of Existing GGP’s bankruptcy.

The Company has revised the disclosure on pages 165-167 to explain the reasoning for executive officers to receive such CVA Plan payouts.

KEIP, page 151

58.                               Please revise to explain in more detail how you calculate the recovery percentage.  Please clarify your description of Plan Recovery Value and Market Recovery Value and how those values are applied to determine each executive officer’s payout.

The Company has expanded the disclosure on page 169 to clarify the calculation of the recovery percentage.

59.                               Please tell us how you determined the total pool from which KEIP participants would be paid a distribution.

The Company respectfully advises the Staff that the total pool from which KEIP participants will be paid is based on the target pool available to participants.  Pursuant to Section 5.11 of the KEIP, the maximum aggregate recovery award, when calculated at the target (a recovery award percentage equal to 65%) is not more than $15.2 million.  This $15.2 million was established and specifically included in the KEIP at the request of the various constituents (the official unsecured creditors committee, the official equity committee and the United States Trustee) in the bankruptcy process as the target pool.  This $15.2 million was calculated as follows.  As agreed with the various constituents, there are 47 eligible participants in the KEIP.  Each participant was assigned a target opportunity equal to a percentage of their base salary (between 30% and 225% of base salary reflecting market appropriate targets).  The $15.2 million pool is the dollar amount of 65% of the aggregate target awards to the 47 eligible participants.  The $15.2 million pool decreases or increases as the recovery award percentage (the target 65%) under the KEIP decreases or increases and is not capped under the terms of the KEIP.

Property-Level Debt, page 167

60.                               Please revise to disclose whether your property level debt is non-recourse.

The Company has revised the disclosure on page 185 to include the requested disclosure.

Underwriting, page 184

61.                               Please revise to disclose the various factors considered in determining the conversion price of the notes.  Refer to Item 505 of Regulation S-K.

The Company has revised the disclosure on page 202 to include the various factors considered in determining the conversion price of the notes.

Tax Classification of the Notes, page 190

62.                               Please tell us why you have not provided an opinion of counsel regarding the tax treatment of the notes.  Refer to Item 601(b)(8) of Regulation S-K.

The Company has revised the exhibit index to include an opinion of counsel regarding the tax treatment of notes, as required by Item 601(b)(8).

Taxation of New GGP, page 199

63.                               In addition to the current disclosure, please ensure that counsel will opine that New GGP’s contemplated method of operations will enable it to satisfy the REIT requirements for the year ending December 31, 2010.  Also, please confirm that you will file the opinion of Arnold & Porter LLP as an exhibit to the registration statement and revise your exhibit index accordingly.

The Company confirms that counsel will opine that New GGP’s contemplated method of operations will enable it to satisfy the REIT requirements for the year ending December 31, 2010, and the Company has revised the exhibit index to indicate that the opinion of Arnold & Porter LLP will be filed as an exhibit to the Registration Statement.

Legal Matters, page 210

64.                               We note your disclosure on page 199 that Arnold and Porter LLP is your REIT counsel.  Please add this law firm to your Legal Matters section, as appropriate.

The Company has revised the disclosure on page 228 to include Arnold & Porter LLP in the Legal Matters section of the Registration Statement.

General Growth Properties, Inc. - Audited Financial Statements, page F-5

Notes to Consolidated Financial Statements, page F-15

Note 2 - Summary of Significant Accounting Policies, page F-18

Reclassifications and Adoption of New Accounting Pronouncements, page F-18

65.                               You disclose that you present redeemable noncontrolling interests at the greater of the carrying amount or the fair value as of each measurement date.  Please tell us your basis in GAAP for this policy.  Please refer to FASB ASC 480-10-S99-3.

The minority interests related to the Company’s common and preferred operating partnership units have been characterized as redeemable noncontrolling interests and classified as temporary equity at a mezzanine level per ASC 805-10 and ASC 810-10, both as amended, in the Company’s consolidated balance sheets.  As provided by ASC 480-10-S99-3(a)-14 and ASC 480-10-S99-3(a)-16(c), such units are presented at the greater of the carrying amount adjusted for the noncontrolling interest’s share of the allocation of income or loss (and its share of other comprehensive income or loss) and dividends or the fair value (the redemption value) as of each measurement date subsequent to the initial measurement date.

General Growth Properties, Inc. - Unaudited Interim Financial Statements, page F-94

Notes to Unaudited Consolidated Financial Statements, page F-99

Note 1 - Organization, page F-99

Fair Value Measurements, page F-112

66.                               You disclose that prior to emergence of the TopCo Debtors, all cash produced by the Special Consideration Properties is under the control of respective lenders and you are required to pay any operating expense shortfall.  Please further discuss your ability to control these properties while subject to this agreement, clarify how the properties and their results of operations have been presented in your financial statements as of March 31, 2010 and management’s basis for doing so.

The Company respectfully advises the Staff that it includes the Special Consideration Properties and their results of operations in its financial statements in the same manner as all other properties and not as discontinued operations because the Company maintains full control over all operating and management decisions of the Special Consideration Properties and the risks and rewards have not been recognized per ASC 360-20-40-5.

With respect to discontinued operations, per ASC 360-10-45-9, the Company respectfully advises the Staff that the Special Consideration Properties have not fulfilled all the criteria for treatment as discontinued operations as of March 2010 or June 2010, as even for the three properties where notice of put election has been given, such notice was not accepted or otherwise acknowledged by the lenders as of the date of issuance of the financial statements.  The requirements for discontinued operations includes a provision which states that management, with authority to sell, is committed to the sale of the property.  The Company has not yet committed to the sale of these properties.

Part II

Item 33.  Recent Sales of Unregistered Securities, page II-3

67.                               We note that the Investment Agreements with the Plan Sponsors and with Texas Teachers commit them to purchase your common stock.  Please tell us why you have not included a description of these sales under the Investment Agreements in your disclosure.

The Company has revised the disclosure on page II-2 to include a description the terms of the Investment Agreements that commit the Plan Sponsors and Texas Teachers to purchase the common stock of the Company.

Exhibits

68.                               Please submit all remaining exhibits as promptly as possible.  We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

The Company will submit all remaining exhibits as soon as they are available.  The Company has supplementally provided the to Staff with the paper copy of this letter draft copies of the legal and tax opinions for the Staff’s review.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165.

Sincerely,

/s/ MATTHEW D. BLOCH

Matthew D. Bloch